Coastal Telecom Payphone Co., Inc.
                                 1675 Highway 34
                              Farmingdale, NJ 07727
                                 (908) 919-7766
                               Fax (908) 919-7801



                                            November 20, 1996

AMNEX, Inc.
101 park Avenue, Suite 2507
New York, New York 10178

Attn:    Renee Brandner, Esq.

Gentlemen:

         The purpose of this letter is to supplement and/or modify that certain Asset Purchase Agreement dated November 8, 1996 (the "Agreement") by and among AMNEX, Inc. ("AMNEX") and its subsidiary Crescent Public Communications Inc. ("Buyer") and Coastal Telecom Payphone Company, Inc. ("Coastal"), Garden State Installation & Service Co., Inc. ("Garden State"), BEK Tel, Inc. ("Bektel") and Brian King ("King"). Coastal, Bektel, Garden State and King are hereinafter collectively referred to as the "Sellers" and individually as a "Seller".

         1. Pursuant to P. 2.10(g) of the Agreement, the parties have mutually determined that the total number of Acquired Phones to be purchased by Buyer shall be 4,264. Accordingly, the Purchase Price shall be increased by $329,574 representing $2,891 for each of the 114 phones in excess of 4,150. Therefore, Sellers shall receive an additional $109,861 in cash and $219,713 of stock representing 67,604 shares. The total cash proceeds to be delivered by Buyer at closing after deducting $1,000,000 pursuant to P. 3 hereof and $100,000 pursuant to P. 6.12(e), and crediting $109,861 pursuant to P. 1 hereof, shall be $3,009,861.

         2. The final count of Acquired Phones pursuant to P. 2.10(g) includes the 35 phones identified in P. 2.3(a) and P. 2.3(a) of the Disclosure Schedule. Accordingly, the Agreement is hereby modified to reflect that there shall be no Excluded Phones pursuant to P. 2.3(a) of the Agreement.



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AMNEX, Inc.
November 20, 1996
Page 2

         3. Liability to Bell Atlantic. Notwithstanding anything to the contrary contained in this Agreement, Buyer and AMNEX shall pay, perform and discharge all amounts due and outstanding by Sellers to Bell Atlantic with regard to the phone lines associated with the Acquired Phones (the "Bell Atlantic Liability"). The cash portion of the Purchase Price, pursuant to
P. 2.4(a), shall be reduced by One Million Dollars ($1,000,000) and the stock portion of the Purchase Price, pursuant to P. 2.4(b), shall be reduced in an amount equivalent to the total amount of the Bell Atlantic Liability, less One Million Dollars ($1,000,000). In addition, Sellers shall pay to Buyer the total sum of $40,000 in weekly installments of $800.00 commencing December 1, 1996 on account of interest expenses to be incurred by Buyer. Such weekly installments shall, at AMNEX's election, be paid on Sellers' behalf through a direct offset against compensation payable by American Network Exchange, Inc., a wholly owned subsidiary of AMNEX and an affiliate of Buyer, to National Telecom USA, Inc. and/or the Keystone Corporation, each an affiliate of Sellers. Notwithstanding the foregoing Purchase Price reduction to the stock, Sellers shall retain all of their rights pursuant to P. 5.6. Accordingly, P. 2.14 be and is hereby modified to add the Bell Atlantic Liability as an Assumed Liability.

         4. Modification to P. 2.10(d). P. 2.10(d) refers to 420 Acquired Phones without written contracts. Notwithstanding the foregoing, only those Acquired Phones reflected on Disclosure Schedule 2.10(d) do not have written contracts.

         5. The Bommer Assignment. Daniel Bommer ("Bommer") has requested that AMNEX pay over to him all of National Telecom USA, Inc.'s ("National") commissions up to $250,736 in connection with a debt allegedly owed by King to Bommer and for which National is a guarantor (the "Bommer Debt"). The Bommer Debt is the subject of an action pending in the Federal District Court for the Eastern District of Virginia, captioned Daniel L. Bommer v. Brian E. King and the Keystone Corporation, Case No.: 155475 (the "Bommer Action"). King has disputed the Bommer Debt and asserted counterclaims several times in excess of the alleged Bommer Debt. None of the other Sellers are parties to the Bommer Action. No claim has been raised against National in the Bommer Action. As security for Sellers' indemnification obligations to Buyer and


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AMNEX, Inc.
November 20, 1996
Page 3

AMNEX, pursuant to P. 9.4 of the Agreement, AMNEX has the right to offset any amounts due and owing from ANEI to National from the Available Cash Flow of National. In consideration of the fact that AMNEX or ANEI may be directed to satisfy the Bommer Debt from the Available Cash Flow of National pursuant to a court order, Sellers shall provide Buyer with additional security for the indemnity obligations contained in P. 9.4 of the Agreement, consisting of 30,769 shares valued at $100,000. The 30,769 shares will be considered additional Holdback Shares for all purposes under the Agreement. Accordingly P. 2.4(c) of the Agreement shall be modified to reflect that 184,615 shares representing $600,000 or 6% of the Purchase Price shall be held back by Buyer and AMNEX.

         6. Compliance with P. 3.4. Sellers' accountant, Paul Dalton, shall deliver the unaudited Balance Sheets and Income Statements for BEK Tel, Inc. as of December 31, 1995 and September 30, 1996 to Buyer no later that the close of business Monday, November 25, 1996. In the event that Dalton fails to deliver such financial statements to Buyer by such date, then notwithstanding anything to the contrary contained in the Agreement, the reference to "Closing Date" in the first three sentences of Section 5.6 of the Agreement shall be construed to mean the actual date on which Dalton delivers such financial statements to Buyer (instead of the Closing Date as defined in the Agreement). The parties agree that time is of the essence with regard to this obligation. Until such time as Sellers deliver the foregoing statements, Buyers shall be under no obligation to issue and deliver to Sellers no more than $1,000,000 in Shares.

         7.       The effective date of the closing shall be today.

                                       Very truly yours,

                                       /s/ Brian E. King
                                       -----------------
                                       Brian E. King


                                       Coastal Telecom Payphone Co., Inc.

                                       By: /s/ Brian E. King
                                       ---------------------

AMNEX, Inc.
November 20, 1996
Page 4
                                       Garden State Installation & Service
                                       Co., Inc.

                                       By: /s/ Brian E. King
                                       ---------------------


                                       BEK Tel, Inc.

                                       By: /s/ Brian E. King
                                       ---------------------


Acknowledged and Agreed:

AMNEX, Inc.

By: /s/Peter M. Izzo, Jr.
-------------------------


Crescent Public Communications Inc.

By: /s/Peter M. Izzo, Jr.
-------------------------







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